Boots & Coots International Well Control, Inc.
11615 N. Houston Rosslyn
Houston, Texas 77086

October 27, 2006

Via EDGAR electronic transmission
and electronic transmission

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Boots & Coots International Well Control, Inc.
Registration Statement on Form S-3
File No. 333-132577

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Boots & Coots International Well Control, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 so that it becomes effective at 5:00 p.m., Eastern Time, on October 31, 2006, or as soon thereafter as practicable.

The Registrant acknowledges that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 27, 2006

____________________________

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting William T. Heller IV by telephone: (713) 951-5807 or facsimile (713) 654-1871.

Very truly yours,

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

By:	/s/ GABRIEL ALDAPE
Gabriel Aldape
Chief Financial Officer